Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 16, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 16, 2003, entitled "STATOIL BOARD HAS CONFIDENCE IN OLAV FJELL".

STATOIL BOARD HAS CONFIDENCE IN OLAV FJELL

Olav Fjell has the confidence of the board - he is best suited to take Statoil forward (OSE:STL, NYSE:STO).

The board of directors of Statoil has thoroughly reviewed and discussed the consultancy contract for business development in Iran, which has been the subject of media coverage. Taking the view that this agreement should not have been entered into, the board criticises the chief executive because the assessments which were made in this connection were not good enough.

The board has considered the chief executive's position and, based mainly on what is best for the group's interests, takes the view that he is still the person best suited to take Statoil forward. It is the board's opinion that Olav Fjell has shown decisiveness and has delivered good results during his four years as head of the group. He enjoys respect both within and outside Statoil. Chief executive Olav Fjell retains the confidence of the whole board of directors.

The board emphasises that the ambitions for Statoil's internationalisation will be upheld with high ethical standards. It is the opinion of the board that the group can succeed internationally without becoming involved in activities which are in a borderland as regards ethical norms and rules.

The administration has presented a plan of action to which the board has given its support. The board will closely follow up the following elements:

- external auditing of all existing contracts with advisers for international business development
- quarterly reporting to the board on the development of the existing as well as new contracts
- follow-up of political risk and ethical dilemmas associated with Statoil's involvement in countries with different sociopolitical systems
- improvement of training in ethics and handling ethical dilemmas
- strengthening the direct line of reporting from the internal auditor to the board

The board attaches importance to lending all possible assistance to the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim), and emphasises that complete clarification of this case is in Statoil's interests.

The chairman of the board has apologised to the directors for not immediately informing them collectively of this issue. The board has taken note of this.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 16, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer